SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31887]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

October 30, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of October 2015. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 20, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Chief Counsel's Office at (202) 551-6821, SEC, Division of

Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-

8010.

Santander AM Funds Trust [File No. 811-22890]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on September 28, 2015.

Applicant's Address: 2 Morrissey Boulevard, Dorchester, Massachusetts 02125.

Eudora Funds [File No. 811-22729]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 10, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $7,750 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on September 30, 2015.

Applicant's Address: 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147

Russell Exchange Traded Funds Trust [File No. 811-22320]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 30, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $41,223 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on October 5, 2015.

Applicant's Address: 1301 Second Avenue, 18th Floor, Seattle, Washington 98101

HCIM Trust [File No. 811-22871]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Hatteras Disciplined Opportunity Fund, a series of Hatteras Alternative Mutual Funds Trust, and on July 10, 2015, made a final distribution to its shareholders based on net asset value. Expenses of $16,987.50 incurred in connection with the reorganization were paid by the investment adviser of the applicant and the acquiring fund.

Filing Dates: The application was filed on October 6, 2015.

Applicant's Address: 6601 Six Forks Road, Suite 340, Raleigh, North Carolina 27615

Franklin Mutual Recovery Fund [File No. 811-21306]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Franklin Mutual Quest Fund of the Franklin Mutual Series Funds, and on August 27, 2015, made a final distribution to its shareholders based on net asset value. Expenses of approximately $116,653 incurred in connection with the reorganization were paid by the acquiring fund and the investment adviser of the applicant and the acquiring fund.

Filing Dates: The application was filed on October 23, 2015.

Applicant's Address: 101 John F. Kennedy Parkway, Short Hills, New Jersey 07078-2702

Master Basic Value LLC [File No. 811-10179]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 9, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $135,046 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on October 28, 2015.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Robert W. Errett
                                        Deputy Secretary